

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 21, 2018

<u>Via E-Mail</u>
Grant Cardone
Chief Executive Officer and President
Cardone Equity Fund V, LLC
18909 NE 29th Avenue
Aventura, FL 33180

> **Re:** **Cardone Equity Fund V, LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed August 1, 2018**
> **File No. 024-10865**

Dear Mr. Cardone:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 30, 2018 letter.

General

1.   We note your revised disclosure on the cover, page 18 and page 51 regarding the mandatory arbitration provision. Please revise the cover, the risk factor on page 18 and the subscription agreement to state that the provisions apply to claims under the federal securities laws. In addition, please revise to state that, by agreeing to the mandatory arbitration provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. In addition, please revise the disclosure on page 18 to remove references to the subscriber "acknowledges, understands and agrees" in the offering circular as well as explain your statement on page 51 that the "only way to prevent such needless expense" is to have such a procedure in place. We further note your statement on page 51 that you believe

this provision is enforceable. Please provide us more specific detail regarding your analysis and basis for the belief that such provision is enforceable under the applicable laws or regulations and clarify if there may be uncertainty as to enforceability.

2.   We note your response to prior comment 1 and continue to believe you should provide an analysis regarding how your communications comply with Regulation A and Section 5 of the Securities Act. Please confirm all legends comply with Rule 255 and provide a detailed analysis regarding how your communications comply with Regulation A and Section 5 of the Securities Act.

Prior Performance, page 56

3.   We note your response to prior comment 5 and the revised disclosure. Please revise to clarify if the 'Source – investment income' is the same as the 'Sources (on cash basis) Operations.' Please revise Table III to include summary GAAP balance sheet, income statement and cash flow from operations data. In addition, please revise to quantify any return of capital to investors.

4.   We note your response to prior comment 6. We continue to believe that you should provide a detailed explanation of why you believe it is appropriate to provide 'total return' information when the programs are not yet completed. In addition, please tell us whether any portion of the distribution was a return of capital, including quantifying any amount from offering proceeds. We may have further comment.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3856 or Shannon Sobotka Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) (202) 551-7150 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Jillian Sidoti, Esq.
        Trowbridge Sidoti LLP